                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          FORM SB-2 - Amendment No. 4
            Registration Statement Under The Securities Act of 1933

                                 TENGASCO, INC.
                 (Name of small business issuer in its charter)

         Tennessee                        1381                                 87-0267438
(State or other jurisdiction of      (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)       Classification Code Number)      Identification No.)

     603 Main Avenue, Suite 500, Knoxville, Tennessee 37902 (423) 523-1124
         (Address and Telephone number of Principal Executive Offices)

                  603 Main Avenue, Knoxville, Tennessee 37902
     (Address of Principal Place of Business or Intended Place of Business)

              Mark A. Ruth, 603 Main Avenue, Suite 500, Knoxville,
                        Tennessee 37902 (423) 523-1124
      (Name Address and Telephone number of Agent for Service of Process)

         Approximate Date of Proposed Sale to Public: As soon as practicable after this Registration Statement becomes effective.

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
Title of each class of  Dollar Amount to be  Proposed maximum     Proposed maximum      Amount of
securities to be        registered           offering price per   aggregate offering    Registration Fee
registered                                   unit                 price
--------------------------------------------------------------------------------------------------------------
Shares of common             $1,855,063            $5.375 (1)          $1,855,063              $574.24
stock, $0.001 par value
--------------------------------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



--------

  (1) This is the average of the closing bid and ask price of the Company's Common Stock as listed on the OTC Bulletin Board on March 15, 1999

                            PROSPECTUS SUPPLEMENT

         The following unaudited financial statements of the Company for the quarter ending March 31, 1999 are hereby incorporated and made a part of this Prospectus.

                           TENGASCO, INC.

                         TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----



PART I.       FINANCIAL INFORMATION

    ITEM 1.   FINANCIAL STATEMENTS

    *         Consolidated Balance Sheets as of March 31, 1999 and
              December 31, 1998..........................................      2

    *         Consolidated Statements of Loss for the three months
              ended March 31, 1999 and 1998..............................      4

    *         Consolidated Statements of Stockholders Equity for the
              three months ended March 31, 1999..........................      5

    *         Consolidated Statements of Cash Flows for the three months
              ended March 30, 1999 and 1998..............................      6

    *         Notes to Consolidated Financial Statements.................      7

                                 TENGASCO, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  March 31, 1999              December 31, 1998
                                                                   (Unaudited)                     (Audited)
                                                                  --------------              -----------------
Current Assets:
  Cash and cash equivalents                                       $      152,047              $         913,194
  Accounts Receivable                                                    105,738                        147,050
  Other current assets                                                   100,298                        100,298
                                                                  --------------              -----------------

Total Current Assets                                                     358,083                      1,160,542

Oil and gas properties, net (on the basis of full cost
  accounting)                                                          8,108,676                      7,747,655

Pipeline facilities, at cost                                           4,052,752                      4,019,209

Property and equipment, net                                              414,050                        461,009

Other                                                                    138,362                        137,362
                                                                  --------------              -----------------

                                                                  $   13,071,923              $      13,525,777
                                                                  ==============              =================

    See accompanying notes to consolidated financial statements

                                 TENGASCO, INC.

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                  March 31, 1999              December 31, 1998
                                                                    (Unaudited)                   (Audited)
                                                                  --------------              -----------------
Current Liabilities
  Notes payable                                                   $      750,000              $       1,000,000
  Loans payable to affiliates                                            413,800                        413,800
  Due to AFG Energy, Inc. (Note 3)                                       859,833                        953,895
  Current maturities of long-term debt                                    54,138                         89,135
  Accounts payable-trade                                                 403,081                        351,567
  Accrued liabilities                                                    207,966                        281,360
                                                                  --------------              -----------------

Total current liabilities                                              2,688,818                      3,089,757

Due to AFG Energy, Inc. (Note 3)                                         976,207                        976,207

Long term debt, less current maturities                                2,214,723                      2,214,723
                                                                  --------------              -----------------

Total liabilities                                                      5,879,748                      6,280,687
                                                                  --------------              -----------------
Stockholders' equity
  Convertible redeemable preferred; redemption value
     $800,000; 8,000 shares outstanding                                  800,000                        800,000
  Common stock, $.001 per value, 50,000,000 shares
     authorized                                                            7,788                          7,644
  Common stock to be issued                                              700,000                        700,000
  Additional paid-in capital                                          17,286,242                     16,796,038
  Unamortized stock award                                               (162,500)                      (162,500)
  Accumulated Deficit                                                (11,439,355)                   (10,496,092)
                                                                  --------------              -----------------
                                                                       7,192,175                      7,645,090
  Due from stockholder                                                         0                       (400,000)

                                                                  --------------              -----------------
Total stockholders' equity                                             7,192,175                      7,245,090
                                                                  --------------              -----------------
                                                                  $   13,071,923              $      13,525,777
                                                                  ==============              =================

           See accompanying notes to consolidated financial statements

                                 TENGASCO, INC.

                         CONSOLIDATED STATEMENTS OF LOSS

                                   (UNAUDITED)

                                                            For the Three              For the Three
                                                             Months Ended               Months Ended
                                                           March 31, 1999              March 31, 1998
                                                             (Unaudited)                 (Unaudited)
                                                        ----------------------     ---------------------
Oil and gas revenues                                    $              295,648     $            610,509

Costs and other deductions
    Production Costs and Taxes                                         237,101                  265,487
    Depletion, depreciation and amortization                            27,100                  122,714
    Interest expense                                                    44,209                   72,716
    General and administrative costs                                   747,050                  225,574
    Legal and Accounting                                               183,451                        0
    Realized loss on sale of investments                                     0                   14,828
                                                        ----------------------     --------------------

Total costs and other deductions                                     1,238,911                  701,319
                                                        ----------------------     --------------------

Net loss                                                $             (943,263)    $            (90,810)
--------------------------------------------------      ----------------------     --------------------

BASIC AND DILUTED LOSS PER COMMON SHARE                 $                (0.12)    $              (0.01)
--------------------------------------------------      ======================     ====================

           See accompanying notes to consolidated financial statements

                                 TENGASCO, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                      Convertible                                                       Unamortized
                                      Redeemable         Common Stock        Common      Additional        Stock
                                      Preferred          ------------         Stock       Paid In         Option        Accumulated
                                        Stock        Shares       Amount    Issuable      Capital         Awards          Deficit
                                      -----------  ----------   ----------  ---------   ------------   -------------   ------------
Balance, December 31, 1998            $   800,000   7,644,212   $    7,644  $ 700,000   $ 16,796,038   $    (162,500)  $(10,496,092)

Common stock issued in
private placements                                    153,116          144                   490,204               0              0

Amortization of stock
option awards                                               0            0                         0               0              0

Common stock options granted to
non employees                                                                                      0

Placement fees paid in well
working interests                                                                                  0

Net loss for the three months
ended March 31, 1999                            0           0            0          0              0               0       (943,263)
                                      -----------  ----------   ----------  ---------   ------------   -------------   ------------
Balance, March 31, 1999               $   800,000   7,797,328   $    7,788  $ 700,000   $ 17,286,242   $    (162,500)  $(11,439,355)
                                      ===========  ==========   ==========  =========   ============   =============   ============

      See accompanying notes to condensed consolidated financial statements

                                 TENGASCO, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

Three Months Ended March 31                                            1999                         1998
                                                                  --------------              -----------------
Operating activities
     Net loss                                                     $(943,263)                  $         (90,810)
     Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depletion, depreciation and amortization                             27,100                        122,714
     Compensation paid in stock options                                        0                         45,921
     Changes in assets and liabilities
        Accounts receivable                                               41,312                       (226,870)
        Other current assets                                              (1,000)                        60,410
        Accounts payable                                                  51,514                         (1,888)
        Accrued liabilities                                              (73,394)                        39,560
                                                                  --------------              -----------------

Net cash used in operating activities                                   (897,731)                       (50,963)

Investing activities
     Changes to property and equipment                                    19,859                        (40,819)
     Changes to oil and gas properties                                  (361,021)                      (397,795)
     Changes to pipeline facilities                                     ( 33,543)                    (1,081,946)

Net cash used in investing activities                                   (374,705)                    (1,520,560)

Financing activities
     Proceeds from borrowings                                            400,000                         35,485
     Repayments of borrowings                                           (379,059)                    (3,506,357)
     Proceeds from issuance of common stock                              490,348                        973,562
     Proceeds from sale of oil and gas properties                              0                         80,000
                                                                  --------------              -----------------

Net cash provided by financing activities                                511,289                     (2,417,310)
                                                                  --------------              -----------------

Net decrease in cash and cash
     equivalents                                                        (761,147)                    (3,988,833)

Cash and cash equivalents, beginning of period                           913,194                      4,451,274

Cash and cash equivalents, end of period                          $      152,047              $         462,441
                                                                  ==============              =================

           See accompanying notes to consolidated financial statements

                                 Tengasco, Inc.

                   Notes to Consolidated Financial Statements

1. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and
     Item 310 (b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the company's consolidated financial statements and footnotes thereto for the year ended December 31, 1998, included in Form 10-KSB.

2. The Company has issued fully paid 25% working interests in six wells in the Swan Creek Field to Shigemi Morita, one of the Directors of the Company, which were paid for in part by crediting Mr. Morita $360,000 for placement fees in connection with private placements of the Company's common stock which occurred during the fourth quarter of 1997 and the first quarter of 1998. Mr. Morita was given an option that if it was determined that a well
     (s) at the time of completion of the drilling was not economically feasible and as such was subsequently plugged and abandoned, he had 30 days, after written notice from the Company, to convert amounts paid for that well (s) to restricted shares of the Company's common stock at 70% of its then current market value. However, all six of the wells in which Mr. Morita has a participation interest are producing, therefore his options for these wells are not exercisable.

3. On December 18, 1997, the Company entered into an asset purchase agreement in which certain producing oil and gas properties and inventory located in the state of Kansas ("the Kansas Properties") were acquired from AFG Energy, Inc. ("AFG"). The agreement, which was effective as of December 31, 1997, closed on March 5, 1998, whereby the Company paid $2,990,253 in cash and entered into a note payable agreement with AFG in the amount of $2,500,000. The note will accrue interest at 9.5% per annum for the period December 1998 to May 1999. After May 1999, the interest rate becomes 9.0% per annum. Monthly interest-only payments are due from December 1998 to May 1999. Monthly installments of principal and interest of $138,349 are due from June 1999 to December 1999. There is a balloon payment of $983,773 due in January 2000. The acquisition has been accounted for as a purchase and, accordingly, the purchase price of $5,490,253 has been allocated to the assets acquired based on the estimated fair values at the date of acquisition.

4. In accordance with ("SFAS") No. 128, "Earnings Per Share", basic and diluted loss per share are based on 7,684,512 weighted average shares outstanding for the quarter ended March 31, 1999 and 7,181,062 weighted average shares outstanding for the quarter ended March 31, 1998. There were 475,827 and 497,969 potential weighted common shares outstanding at March 31, 1999 and March 31,1998 respectively related to common stock options and warrants. These shares were not included in the computation of the diluted loss per share amount because the Company was in a net loss position and, thus, any potential common shares were anti-dilutive.

5. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal years beginning after June 15, 1999. This statement requires recognition of all derivative contracts as either assets or liabilities in the balance sheet and the measurement of them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of any gains or losses on the hedge with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. It is not anticipated that this pronouncement will have any impact on the Company since the Company does not have any open derivative contracts and it does not enter into any hedging transactions.

                                   SIGNATURES

                  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing of Form SB-2 and authorized this registration statement on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee on the 12th day of July, 1999.

                                     Tengasco, Inc.



                                     By: /s/ Malcolm E. Ratliff
                                        ------------------------------
                                         Malcolm E. Ratliff
                                         Chief Executive Officer

                  In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


Signature                  Title                      Date


/s/Malcolm E.  Ratliff     Director; Chief            July 12, 1999
---------------------
Malcolm E. Ratliff         Executive Officer



/s/Allen H. Sweeney        Chairman of the Board      July 12, 1999
---------------------      of Directors
Allen H. Sweeney



/s/Joseph Earl Armstrong    Director                  July 12, 1999
---------------------
Joseph Earl Armstrong


/s/John L. Kidde            Director                  July 12, 1999
---------------------
John L. Kidde


/s/James B. Kreamer         Director                  July 12, 1999
---------------------
James B. Kreamer


/s/William A. Moffett       Director                  July 12, 1999
---------------------
William A. Moffett

/s/Shigemi Morita           Director                  July 12, 1999
---------------------
Shigemi Morita


/s/Robert M. Carter         President                 July 12, 1999
---------------------
Robert M. Carter


/s/Mark A. Ruth             Principal Financial       July 12, 1999
----------------------      and Accounting
Mark A. Ruth                Officer


/s/Sheila F. Sloan          Treasurer                 July 12, 1999
---------------------
Sheila F. Sloan


/s/Elizabeth Wendelken      Secretary                 July 12, 1999
---------------------
Elizabeth Wendelken